Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JUNE 2025	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNUAL GENERAL SHAREHOLDERS’ MEETING OF NATUZZI S.P.A.

─
APPROVED THE COMPANY’S FINANCIAL STATEMENTS FOR 2024
─
APPOINTED THE COMPANY’S BOARD OF STATUTORY AUDITORS FOR THE THREE-YEAR PERIOD 2025-2027

Santeramo in Colle, Bari, Italy – June 3, 2025 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company” and, together with its subsidiaries, the “Natuzzi Group”) announced today that it held on first call its annual general shareholders’ meeting on May 28, 2025 (the “Annual General Meeting”).

At the Annual General Meeting, the shareholders approved the Company’s stand-alone financial statements for the fiscal year ended December 31, 2024, and acknowledged the approval of the 2024 consolidated financial statements of the Natuzzi Group by the Company’s Board of Directors at a meeting held on April 17, 2025.

At the Annual General Meeting, the shareholders appointed the following individuals to the board of statutory auditors for fiscal years 2025, 2026 and 2027: Mr. Ferdinando Parente as chairman of the board, Mr. Francesco Campobasso and Mr. Alberto Longo as members of the board, and Mr. Vito Plantone and Mr. Michele Loizzo as alternates.

*****

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of December 31, 2024, Natuzzi distributes its collections worldwide through a global retail network of 630 Natuzzi monobrand stores and 650 wholesale points of sale, including 427 Natuzzi galleries and other smaller distribution areas within multi-brand stores. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	June 3, 2025	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi